UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39600

DIGINEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 14, 2021, New York City time, Diginex Limited (the “Company”) issued a press release announcing its financial results for the first quarter ended June 30, 2021 of fiscal year ended March 31, 2022.

A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diginex Limited

Date: July 14, 2021	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer